On December 12, 2003, the Series Portfolio received a copy of a Complaint (the ?Complaint?) filed in the United States
Bankruptcy Court for the Southern District of New York styled
Enron Corp. v. J. P. Morgan Securities, Inc. et al.  The
Complaint names as defendants the Intermediate Government Bond Portfolio and the Value & Income Portfolio (the ?Subject
Portfolios?) andalleges that Enron Corp. (?Enron?) transferred to the defendants, including the Subject Portfolios, over $1 billion in the aggregate for the purpose of prepaying certain commercial paper issued by Enron (the ?Notes?) and held by the defendants prior to the filing by Enron for bankruptcy protection under Chapter 11 of Title 11 of the Bankruptcy Code
(the ?Bankruptcy Code?). The Complaint seeks to hold the defendants, including the Subject Portfolios, liable for these transfers as preferential transfers or as fraudulent transfers under the Bankruptcy Code. Although the Complaint does not specify the amount of each transfer in dispute, it appears that the sale by the Intermediate Government Bond Portfolio of approximately $2.4 million of the Notes on or about October
30, 2001 and the sale by the Value & Income Portfolio of approximately $10.3 million of the Notes on or about
October 30, 2001 are in dispute. The Complaint seeks to require the Subject Portfolios to repay to Enron the full amounts of these transfers, in which event the Subject Portfolios would be granted unsecured claims against the Enron bankruptcy estate in the amounts of the repayments. The Subject Portfolios moved to dismiss all counts of the Complaint, contending, among other things, that section 546(e) of the Bankruptcy Code provides a complete defense. The Bankruptcy Court denied the motion on July 1, 2005. Accordingly, the Subject Portfolios filed an answer to the Complaint on July 29, 2005. The Court has set a discovery calendar indicating that discovery is to proceed through 2006. The Subject Portfolios and their counsel have reviewed the Subject Portfolios? records concerning the factual background of the allegations in the Complaint, and have considered remaining potential defenses to the allegations in the Complaint. Because only limited discovery has taken place, the Subject Portfolios are unable to predict whether Enron will prevail, in whole or in part, in its claims against the Subject Portfolios, and therefore have not recorded a liability in the financial statements for any potential loss.